FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                17 December, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Shareholding sent to the London Stock Exchange on 17 December, 2004

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1.   Name of company

     mmO2 plc

2.   Name of director

     Peter Erskine and David Finch

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     Those named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     N/A

6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     N/A

7.   Number of shares / amount of stock acquired

     N/A

8.   Percentage of issued class

     N/A

9.   Number of shares/amount of stock disposed

     N/A

10.  Percentage of issued class

     N/A

11.  Class of security

     N/A

12.  Price per share

     N/A

13.  Date of transaction

     N/A

14.  Date company informed

     N/A

15.  Total holding following this notification


16.  Total percentage holding of issued class following this notification


If a director has been granted options by the company please complete the following boxes.

17.  Date of grant

     17 December 2004

18.  Period during which or date on which exercisable

     1 February 2010 to 31 July 2010 - Peter Erskine
     1 February 2008 to 31 July 2008 - David Finch

19.  Total amount paid (if any) for grant of the option

     Options granted under the mmO2 Sharesave Plan

20.  Description of shares or debentures involved: class, number

     Peter Erskine: option over 18,040 ordinary shares of 0.1p each David Finch: option over 10,343 ordinary shares of 0.1p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     91.6p

22. Total number of shares or debentures over which options held following this notification

     Peter Ersine - 5,309,502 options over shares
     David Finch - 3,675,869 options over shares

23.  Any additional information

     Both Directors have sharesave options granted in November 2001 over 3 years. These options become exercisable in February 2005 upon maturity of the savings contract.

24.  Name of contact and telephone number for queries

     Deborah Russell - 01753 628096

25. Name and signature of authorised company official responsible for making this notification

     Deborah Russell

Date of Notification

17 December 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 17 December, 2004                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary